Texas Beer Company

BALANCE SHEET

As of December 31, 2015

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (8663)	4,327.13
Total Bank Accounts	**$4,327.13**
Total Current Assets	**$4,327.13**
Fixed Assets	
Machinery & Equipment	
Pilot Brewing Equipment	12,516.28
Total Machinery & Equipment	**12,516.28**
Total Fixed Assets	**$12,516.28**
Other Assets	
Beer Recipe R&D	
Ingredients & Supplies for R&D	0.00
Labor - R&D	0.00
Total Beer Recipe R&D	**0.00**
Total Other Assets	**$0.00**
TOTAL ASSETS	**$16,843.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan	0.00
Loan / Partner	12,662.72
Total Other Current Liabilities	**$12,662.72**
Total Current Liabilities	**$12,662.72**
Total Liabilities	**$12,662.72**
Equity	
Founder's Equity	
Ian Davis Founding Equity	898.00
JD Gins Founding Equity	898.00
Total Founder's Equity	**1,796.00**
Retained Earnings	0.00
Net Income	2,384.69
Total Equity	**$4,180.69**
TOTAL LIABILITIES AND EQUITY	**$16,843.41**